FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	December	…………………………………………………,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	December 19, 2016	By……/s/……….Eiji Shimizu…………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Concerning Acquisition of Toshiba Medical Systems Corporation Shares and Making it a Subsidiary

December 19, 2016
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Eiji Shimizu General Manager Consolidated Accounting Division Group Management Center Finance & Accounting Headquarters +81-3-3758-2111

Notice Concerning Acquisition of Toshiba Medical Systems Corporation Shares

and Making it a Subsidiary

At a Board of Directors meeting held today, Canon Inc. (“Canon”) passed a resolution to acquire the shares of Toshiba Medical Systems Corporation (“TMSC”) and make TMSC a subsidiary, exercising the share options that Canon acquired through a Shares and Other Securities Transfer Agreement concluded with Toshiba Corporation on March 17, 2016, as necessary clearance from competition regulatory authorities regarding the acquisition of TMSC shares has been obtained.

1.	Reason for the Acquisition

Under Phase V of its Excellent Global Corporation Plan, a five-year initiative launched in 2016, Canon aims to embrace the challenge of new growth through a grand strategic transformation. With regard to reinforcing and expanding new businesses in particular, which represents one of the important strategies to be carried out during this phase, Canon intends to cultivate its health care business within the safety and security sector as a next-generation pillar of growth.

TMSC is one of the leading global companies in the medical equipment industry. Within the field of medical X-ray computed tomography (CT) systems in particular, TMSC is the overwhelming market share leader in Japan and has been steadily increasing its global market share. Additionally, TMSC is the only company in the industry with a broad product portfolio that spans diagnostic X-ray systems, magnetic resonance imaging (MRI) systems, diagnostic ultrasound systems and diagnostic nuclear medicine systems. The company also offers cutting-edge medical imaging solutions and in-vitro diagnostics aimed at individualized care.

Through the agreement announced today, TMSC, with its world-class technological capabilities and global platform, will be welcomed into the Canon Group. By maximizing the combination of both companies’ management resources, Canon aims to solidify its business foundation for health care that can contribute to the world.

The inclusion of TMSC into the Canon Group is expected to make possible the following benefits.

1)	Accelerated Entry Into New Fields

By maximizing the application of both Canon and TMSC’s management resources, Canon will be able to leverage TMSC’s core strength in imaging diagnostics, further reinforcing TMSC’s operational strength in its in-vitro diagnostics business and next-generation medical IT through M&A and other strategic investment, to make possible the strengthening of Canon’s biomedical business. Additionally, by making use of Canon’s business portfolio and partnerships, further progress is expected in the field of medical equipment.

2)	Further Improve in Quality Through Shared Production Technology

A collaborated effort between Canon, with its advanced production technologies, and TMSC, with its exceptional product development capabilities, is expected to lead to further enhancing TMSC’s product strength through the provision of precision design and microfabrication technologies, an optimized production system and cooperation aimed at improving quality. This will not only enable the sale of price-competitive products in the market, but also contribute to the development of the health care business through the circulation of funds generated through enhanced management efficiency applied toward investing in the development of next-generation medical equipment.

3)	Expand Business Domains Through the Enhancement of R&D Capabilities

Canon possesses proprietary high-speed dynamic X-ray imaging sensor technology, among other imaging devices, along with associated elemental technologies; photoacoustic tomography technology selected by Japan’s national ImPACT program; medical robotic system technologies and minimally invasive technologies. Through the promotion of joint technology development leveraging these Canon technologies and TMSC’s R&D capabilities, the Canon Group will be able to globally provide innovative new products and services in the future.

2.	Overview of the Acquisition

1)	Overview of TMSC

(1)	Company name	Toshiba Medical Systems Corporation

(2)	Location	1385 Shimoishigami Otawara-shi, Tochigi-ken, Japan

(3)	Representative	Toshio Takiguchi, President

(4)	Main business activities	Development, manufacture, sale and technical services for medical equipment (including diagnostic X-ray systems, medical X-ray CT systems, magnetic resonance imaging systems, diagnostic ultrasound systems, radiation therapy systems, diagnostic nuclear medicine systems, medical sample testing equipment, and information systems for medical equipment)

(5)	Share capital	20.7 billion yen

(6)	Date of foundation	September 23, 1948

(7)	Major shareholders & shareholding ratios	MS Holding		100%

(8)	Major subsidiaries	Toshiba Medical Systems Europe B.V., Toshiba America Medical Systems, Inc.

(9)	Relationships between Canon and TMSC

	Capital relationships	Not applicable

	Personnel relationships	Not applicable

	Trading relationships	Canon supplies sensors for diagnostic X-ray systems

(10)	Non-consolidated business performance and financial condition over the past three years (Millions of yen, except per share amounts)

	Fiscal year	Fiscal year ending Mar. 2014	Fiscal year ending Mar. 2015	Fiscal year ending Mar. 2016
	Equity	56,388	70,432	63,471
	Total assets	190,110	196,170	249,789
	Book value per share	417.75	521.80	-
	Net sales	287,126	279,967	291,310
	Operating profit	22,279	17,700	8,223
	Recurring profit	31,953	22,190	21,610
	Net income	22,924	15,849	16,378
	Earnings per share	169.83	117.42	-
	Dividend per share	45.90	51.10	-

2)	Number of Shares to be Acquired, Acquisition Price, and Share Ownership Before and After the Acquisition

(1)	Number of shares held before the acquisition	0 shares (Number of voting rights: 0), (Ratio of ownership voting rights: 0.0%)

(2)	Number of shares to be acquired	134,980,000 shares (Number of voting rights: 134,980,000)

(3)	Acquisition price	Approx. 665.5 billion yen (Note 1)

(4)	Number of shares to be held after the acquisition	134,980,000 shares (Number of voting rights: 134,980,000) (Ratio of ownership voting rights: 100.0%)

Note 1: Canon judged the acquisition price to be reasonable, after conducting an in-depth study of TMSC’s business and other details and considering the advice of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Canon’s financial advisor.

3)	Schedule

Resolution of the Board of Directors	March 17, 2016

Date of agreement signing	March 17, 2016

Date of common stock acquisition	December 19, 2016

3.	Outlook

As for the impact this will have on the company’s performance, in cases where the company needs to revise its projection it will make prompt disclosure. The company will also make prompt disclosure when something that needs to be made public occurs.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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